Press Release

Loncor Announces Award of Adumbi PEA to SENET and Minecon

●  Focus will be on the 3.15 million ounce Adumbi in-pit gold inferred resource

Toronto, Canada - June 17, 2021 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that it has awarded the Preliminary Economic Assessment ("PEA") relating to the Company's Imbo Project inferred mineral resource of 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au).  84.68% of this gold resource is attributable to Loncor via its 84.68% interest in the Imbo Project.

The focus of the PEA will be on the Adumbi deposit where an inferred mineral resource of 3.153 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au) has been delineated within a US$1,500 per ounce pit shell.

SENET is one of the leading project management and engineering companies in the field of mineral processing in Africa, with a track record of over three decades of developing projects from the study to the engineering, procurement and construction management (EPCM) stages.  SENET is a wholly-owned independent subsidiary of DRA Global and is based in South Africa.

SENET and DRA Global have been involved in numerous gold mining projects on the African continent including the feasibility and EPCM contracts on Barrick Gold/AngloGold Ashanti's Kibali mine, situated 220 kilometres to the northeast of Adumbi.  SENET will assist in the metallurgical testwork as well as undertaking mineral processing plant design and flowsheet and project infrastructure including water, power, tailings dam facility and the associated determination of capital and operating costs.

Minecon Resources and Services Limited ("Minecon"), which has been undertaking geological and mineral resource assistance to the Company since late 2019, will be responsible for the geological, mineral resource, mining and environmental studies of the PEA including mining capital and operating costs.

Commenting on the award of the PEA study to SENET, Loncor's President Peter Cowley commented: "SENET has a major track record in Africa, including the DRC, of undertaking projects from the early study to the EPCM stage and this experience will greatly assist in unlocking the economic potential of the Company's Adumbi deposit.  We look forward to the completion of the PEA during Q4 of this year."

The current focus of the Company's ongoing drill program at the Adumbi deposit is to outline substantial underground resources at depth below the 3.15 million ounce inferred resource pit shell where higher grades are being intersected, as well as other prospects in close vicinity to Adumbi.

The Imbo mineral resources are in addition to Loncor's resources at its Makapela Project where there is an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  Loncor's Makapela Project is located approximately 50 kilometres from the Imbo Project.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au), with 84.68% of this resource being attributable to Loncor.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 27, 2021 and entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding unlocking the economic potential of the Company's Adumbi deposit, undertaking a Preliminary Economic Assessment ("PEA") relating to the Company's Imbo Project, the Company's drill program at Adumbi, mineral resource estimates, potential mineral resource increases, potential mineralization, drill targets, exploration results, future drilling and other future exploration, and future development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results (including results of the PEA) will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2021 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat, CEO, Toronto, Tel: (416) 361-2510

Peter Cowley, President, United Kingdom +44 7904540856

John Barker, VP of Business Development, United Kingdom +44 7547 159 521